Exhibit 99.3

NervGen Reports Second Quarter 2026 Financial Results and Provides Business Updates

•	Site activation and screening for the Phase 3 RESTORE study is expected to begin in September 2026, with the first participant anticipated to be dosed shortly thereafter.

•	Strengthened leadership team, appointing Keith Vendola, MD, MBA as Chief Financial Officer and Marissa Volpe as SVP, Clinical Development.

•	C$86.8 million (US$61.1 million) in cash and cash equivalents as of June 30, 2026, which is expected to fund operations through anticipated topline data readout from RESTORE in 1H 2028.

•	Company plans to host inaugural R&D Day in Fall 2026, bringing together members of NervGen’s management team and leading SCI experts.

VANCOUVER, British Columbia – August 13, 2026 – NervGen (NASDAQ: NGEN), a late-stage clinical biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions, today reported financial results for the second quarter ended June 30, 2026, and provided business updates.

“With FDA alignment and funding to support RESTORE now in place, we have expanded our organization with experienced professionals who understand the operational demands of late-stage clinical development and have the experience and judgement required to execute successfully. We are now advancing a coordinated site activation strategy and preparing to begin screening and enrollment across multiple centers,” said Adam Rogers, MD, President and Chief Executive Officer of NervGen. “For the SCI community, RESTORE represents a rare and important registrational study of a pharmacologic candidate in individuals living with chronic SCI. September also marks SCI Awareness Month and will include an externally led Patient-Focused Drug Development meeting, providing a notable forum to elevate the perspectives and priorities of individuals living with SCI.”

Second Quarter 2026 and Other Recent Highlights

•	Expanded the organization with key leadership and operational hires; site activation and screening for the Phase 3 RESTORE study is expected to begin in September 2026, with the first participant anticipated to be dosed shortly thereafter.

•	Achieved alignment with the FDA on the clinical trial design of RESTORE, a Phase 3 registrational study of NVG-291 in individuals with chronic SCI.

•	Announced positive results from independent, blinded biomechanical gait analyses from CONNECT SCI, demonstrating statistically significant improvement in gait quality across established hallmarks of SCI-specific recovery: coordination, mechanical effort, and postural stability.

•	Completed a US$60.0 million underwritten public offering with participation from leading institutional healthcare investors, strengthening the Company’s balance sheet and extending its expected operating runway through anticipated topline data readout from RESTORE in 1H 2028.

Phase 3 RESTORE Study Update

In April 2026, NervGen announced alignment with the FDA on the clinical trial design of RESTORE, the Company’s Phase 3 registrational study of NVG-291 in individuals with chronic SCI. Since then, NervGen has expanded its clinical development and operations team and has completed several key start-up activities, including finalizing site selection which has prioritized neurorehabilitation hospitals and clinics in the United States and Canada that specialize in the treatment of individuals with SCI.

NervGen is advancing a coordinated site activation strategy for RESTORE and expects to begin screening in September 2026, with the first participant anticipated to be dosed shortly thereafter. Additional sites are expected to be activated on a rolling basis. The Company continues to expect completion of enrollment in 2H 2027, with anticipated topline data readout in 1H 2028.

Upcoming Company and Related Events

SCI Patient-Focused Drug Development (PFDD) Meeting — September 29, 2026. An externally led PFDD meeting concerning SCI is scheduled to be held virtually from 10:00 a.m. to 3:00 p.m. ET. Registration and additional information are available at www.scipfdd.org/register.

Inaugural R&D Day — Fall 2026. NervGen plans to host its inaugural R&D Day featuring members of the Company’s management team and leading SCI experts. The event will highlight the biological rationale supporting NVG-291 as a neuroreparative therapeutic candidate, clinical data generated to date, the Phase 3 RESTORE study and the Company’s broader clinical development strategy. Additional details, including the date, time, agenda, participating experts and webcast information, will be provided in a separate announcement.

Second Quarter 2026 Financial Results

Cash and Investments. As of June 30, 2026, NervGen had cash and cash equivalents of C$86.8 million (US$61.1 million), compared to C$22.1 million (US$16.1 million) as of December 31, 2025. Based on its current operating plan, the Company believes that its cash and cash equivalents as of June 30, 2026, will be sufficient to fund its operations through the anticipated topline data readout from RESTORE in 1H 2028. Subsequent to quarter-end, on July 2, 2026, the Company established a new at-the-market (ATM) facility with Leerink Partners LLC, under which the Company may offer and sell common shares having an aggregate offering price of up to US$50.0 million. Through the date of this release, no common shares have been sold under the ATM program.

Research & Development (R&D). R&D expenses were C$7.9 million for the three months ended June 30, 2026, compared to C$2.7 million for the same period in 2025. The increase was primarily attributable to RESTORE study start-up costs, clinical manufacturing, and preclinical embryofetal and chronic toxicology studies.

General and Administrative (G&A). G&A expenses were C$4.3 million for the three months ended June 30, 2026, compared to C$3.8 million for the same period in 2025. The increase was primarily attributable to an increase in non-cash stock-based compensation expense due to additions to the leadership team, and higher insurance premiums as a result of the Company’s listing on Nasdaq.

Net Loss. Net loss for the three months ended June 30, 2026, was C$29.2 million, or C$0.32 per weighted-average common share outstanding (basic) and C$0.37 per weighted-average common share outstanding (diluted), compared to a net loss of C$9.1 million, or C$0.13 per weighted-average common share outstanding (basic and diluted), for the same period in 2025. Net loss for the period includes a C$19.4 million non-cash unrealized loss on the warrant derivatives compared to C$2.7 million non-cash unrealized loss on the warrant derivative, for the same period in 2025. The warrant derivative is remeasured each period and is not indicative of the Company’s operating performance or cash requirements.

The Company’s financial statements for the quarter ended June 30, 2026, and the related management’s discussion and analysis (MD&A) will be available on SEDAR+ at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About the Phase 3 RESTORE Study

RESTORE is a randomized, double-blind, placebo-controlled Phase 3 study of NVG-291 in approximately 150 adults aged 18 to 75 with chronic cervical SCI (neurological level of injury at or above C7; ASIA Impairment Scale C or D), one to ten years post-injury. Participants will receive 12 weeks of once-daily subcutaneous NVG-291 or placebo, followed by a four-week observational period, with an optional 12-week open-label extension. The primary endpoint is the change from baseline to Week 12 in the GRASSP Quantitative Prehension assessment of fine-motor hand function. Key secondary endpoints include the Patient and Clinician Global Impression of Change, the Spinal Cord Independence Measure Version III, and the Modified Ashworth Scale for spasticity. A blinded qualitative interview will also assess participants’ lived experience during RESTORE and contextualize clinically meaningful change.

About NervGen

NervGen (NASDAQ: NGEN) is a late-stage clinical biopharmaceutical company developing first-in-class neuroreparative therapeutics for spinal cord injury (SCI) and other neurotraumatic and neurologic conditions. The Company’s mission is to transform the lives of individuals living with SCI by enabling the nervous system to repair itself. NervGen’s lead therapeutic candidate, NVG-291, is a subcutaneously administered, neuroreparative peptide designed to target the inhibitory CSPG-PTPσ pathway. NVG-291 is the first pharmacologic candidate to improve function, independence, and quality of life in chronic SCI, as observed in the Phase 1b/2a CONNECT SCI study. NVG-291 has received Fast Track designation from the FDA and Orphan Drug designation from the European Medicines Agency for the treatment of SCI. Through NVG-291 and the Company’s next-generation candidate, NVG-300, NervGen is pursuing a pharmacologic approach to transform the treatment paradigm for neurotraumatic and neurologic conditions with significant unmet medical need. For more information, visit www.nervgen.com and follow NervGen on X and LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements regarding the Company's current and future plans, expectations and intentions; results; levels of activity; performance; goals or achievements; and other future events or developments constitute forward-looking statements, and the words "may", "will", "would", "should", "could", "expect", "plan", "intend", "trend", "indication", "anticipate", "believe", "estimate", "predict", "likely" or "potential", or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements relating to: the timing and status of the Company’s initiation of the RESTORE registrational study in chronic SCI; the sufficiency of the Company’s cash resources and the period into which they are expected to fund operations; the Company’s planned R&D Day and the content thereof; the expected timing of the Company’s indication prioritization framework; the Company's ability to develop and commercialize NVG-291 for chronic SCI; the potential broad therapeutic applications of NVG-291 and NVG-300; and ability of the Company to develop neuroreparative therapeutics to enable the nervous system to repair itself in settings of neurotrauma and neurologic disease. Forward-looking statements are based on estimates and assumptions made by the Company in light of management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that management believes are appropriate and reasonable in the circumstances. In making forward-looking statements, the Company has relied on various assumptions, including, but not limited to: its ability to obtain future funding on favorable terms, if at all; the accuracy of its financial projections; obtaining positive results in its clinical trials; its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Numerous factors could cause the Company's actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation, insufficient funding, reliance upon key personnel, the uncertainty of the clinical development process, competition, and other factors set forth in the “Risk Factors” section of the Company's most recently filed Annual Information Form, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (which are also incorporated in the filed Form 40-F available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the management’s discussion and analysis for the year ended December 31, 2025. All clinical development plans are subject to additional funding. Readers should not place undue reliance on forward-looking statements made in this news release. Furthermore, unless otherwise stated, the forward-looking statements contained in this news release are made as of the date of this news release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

On365 Partners, Investor Relations

ir@nervgen.com

203.293.8091

David Schull or Ignacio Guerrero-Ros, Ph.D., Media

Russo Partners

David.Schull@russopartnersllc.com

Ignacio.Guerrero-Ros@russopartnersllc.com

858.717.2310